UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1) 1

usell.com, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

917296105

(CUSIP Number)

Sergio Zyman

245 North Ocean Blvd., Suite 306

Fort Lauderdale, FL 33301

(954) 915-1550

With copies to:

Nason, Yeager, Gerson White & Lioce, P.A.

1645 Palm Beach Lakes Blvd., Suite 1200

West Palm Beach, FL 33401

Attention: Michael D. Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note :  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sergio Zyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

NUMBER OF	16,500,000 (1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	16,500,000 (1)
WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5% (2)
14	TYPE OF REPORTING PERSON*

IN

(1)	Represents: (i) 1,000,000 vested stock options, (ii) 9,500,000 shares of common stock held individually by the Reporting Person and (iii) 6,000,000 shares of common stock held by Sergio Zyman & Co., an entity controlled by the Reporting Person.
(2)	Based upon 72,488,640 shares of common stock outstanding as of March 4, 2013.

Item 1.	Security and Issuer

This Schedule 13D/A relates to the common stock, $0.0001 par value of usell.com, Inc. (the “Company”). The principal address of the Company is 245 North Ocean Blvd., Suite 306, Deerfield Beach, FL 33441.

Item 2.	Identity and Background

a.	Sergio Zyman
b.	245 North Ocean Blvd., Suite 306, Deerfield Beach, FL 33441.
c.	Chief Executive Officer and Chairman of the Board of Directors of the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.
f.	The Reporting Person is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

On February 25, 2013, the Reporting Person was granted 3,500,000 fully vested shares of common stock in connection with the Reporting Person’s employment as Chief Executive Officer.

On December 21, 2012, the Reporting Person was granted 6,000,000 shares of common stock in connection with the Reporting Person’s employment as Chief Executive Officer. Of these shares, 1,000,000 have vested and the remaining vest on the 10th day of each month over a 20-month period, subject to continued employment on each applicable vesting date.

Item 4.	Purpose of the Transaction.

The securities were granted to the Reporting Person in connection with his employment with the Company.

Item 5.	Interest in Securities of the Issuer.

(a)  The Reporting Person beneficially owns 16,500,000 shares of the Company’s common stock.  This amounts to approximately 22.5% of the outstanding shares of common stock as of March 4, 2013.

(b)  The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

(c)  Except as described in this Schedule 13D/A, the Reporting Person did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2013

By:	/s/ Sergio Zyman
Sergio Zyman

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).